UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 11-K	☐ Form 20-F
	☒ Form 10-Q	☐ Form N-SAR

For Period Ended: September 30, 2012

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: ____________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _ __________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant: BioDrain Medical, Inc.

Former name if applicable:___________________________________________

Address of principal executive office (Street and number): 2915 Commers Drive, Suite 900

City, State and zip code: Eagan, Minnesota 55121

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
X	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company is not able to file its Form 10-Q within the prescribed time period because the Company’s XBRL tagging was not returned with sufficient time file by the deadline. The delay could not have been avoided by the Company as each deadline for tagging was met but apparently the filing company could not complete the changes timely. Nevertheless, the Company anticipates completing such filing on or before the fifteenth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Bob Myers	(651) 389-4806
(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of anticipated change: The statement of operations for the period ended September 30, 2012, compared to the 2011 results, is expected to reflect the following changes. An increase in expenses due to the conversion of debt to equity as well as extensive changes to management; an increased net loss due to higher Stock Compensation and Investor Compensation Expenses and accordingly a higher net loss per share.

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BioDrain Medical, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 14, 2012	By:	/s/ Josh Kornberg
Josh Kornberg
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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